

January 12, 2021

Shawn Duffy
Chief Financial Officer
VIASAT INC
6155 El Camino Real
Carlsbad, California 92009

> **Re: VIASAT INC**
> **Form 10-K for the period ended March 31, 2020**
> **Filed May 29, 2020**
> **File No. 000-21767**

Dear Ms. Duffy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the period ended March 31, 2020

Notes to the Consolidated Financial Statements
Disaggregation of revenue, page F-17

1. We note you disaggregate revenue by product and service within your three reportable segments. Please tell us what consideration you gave to further disclose revenue by major product lines pursuant to the guidance in 606-10-50-5 and 606-10-55-90 and 55-91. For example, we note that your Satellite Services service revenues includes the in-flight services (IFC) product line, which has been a topic of discussion on your earnings calls and appears to be affected by economic factors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Melissa

Raminpour, Accounting Branch Chief at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at (202) 551-3602 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing